SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March 2010

CREDICORP LTD.
(Exact name of registrant as specified in its charter)

Clarendon House
Church Street
Hamilton HM 11 Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 4, 2010

CREDICORP LTD.

By:	/s/
Giuliana Cuzquen
Authorized Representative

March 1, 2010

Dear Shareholder:

In accordance with the Bye-laws of Credicorp Ltd. (the “Company”) and the Companies Act 1981 of Bermuda, the Annual General Meeting of Shareholders of the Company will be held at the main offices of Banco de Crédito del Perú, Calle Centenario 156, Las Laderas de Melgarejo, Lima, Perú, on March 26, 2010 at 3:00 pm (Peruvian time) for the purpose of considering and voting on the matters referred to in the attached Notice of Annual General Meeting of Shareholders.

Enclosed please find a summary of the audited consolidated financial statements of the Company for the year ended December 31, 2009. The complete set of financial statements is available upon request at the main offices of Banco de Crédito del Perú, located at Calle Centenario 156, Las Laderas de Melgarejo, Lima 12, Perú.

If you wish to receive the full report of the audited consolidated financial statements of the Company for the year ended December 31, 2009 and the auditor’s opinion (the “Full Report”), please complete the attached form and mail it to the office of Banco de Crédito del Perú, Calle Centenario 156, Las Laderas de Melgarejo, La Molina, Lima 12, Perú, to reach us before 12:00 noon (Peruvian time), on March 11, 2010, and we will send a copy of the Full Report to you at the specified delivery address.

The Full Report is available at the company’s website (www.credicorpnet.com) under the section “Annual General Meeting Shareholders Information”.

It is important to highlight that in the Annual General Meeting held on March 31, 2009 shareholders of the Company approved the designation of Medina, Zaldívar, Paredes y Asociados, a member firm of Ernst & Young, to act as external auditors of the Company for a period of 5 years in accordance with the proposal and recommendation of the Audit Committee, and authorized the Board of Directors to approve the auditor’s fees (the Board has in turn delegated such function to the Audit Committee). Hence, considering the satisfactory work performed by the external auditors the Audit Committee’s proposal and recommendation for the year is to continue with this firm for the financial year 2010.

The Board of Directors has established, in accordance with the Bye-laws of the Company, that only those shareholders that are registered as shareholders of the Company as of the close of business on February 5, 2010, will be entitled to receive notice of and to vote at the Annual General Meeting of Shareholders.

In accordance with the Company’s Bye-Laws, if a quorum is not present within the first half an hour of the meeting being convened, the Annual General Meeting of Shareholders will be held at the same place and hour on April 2, 2010.

In addition, enclosed please find a proxy form for the Annual General Meeting of Shareholders. If you do not expect to attend the meeting in person, please sign, date and return this proxy in the enclosed pre-addressed envelope to reach us before 3:00pm (Peruvian time), on March 25, 2010.

Finally, during a meeting held on February 24, 2010, the Board of Directors declared a dividend of US$ 1.70 per common share of the Company. This dividend will be paid on May 11, 2010 to those shareholders that are registered as shareholders of the Company as of the close of business on April 16, 2010.

Sincerely,

s/ Dionisio Romero P.
Chairman of the Board

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

The Annual General Meeting of Shareholders of Credicorp Ltd. (the “Company”), a Bermuda company, will be held at the main offices of Banco de Crédito del Perú, located at Calle Centenario 156, Las Laderas de Melgarejo, Lima 12, Perú, on March 26, 2010 at 3:00 pm (Peruvian time), for the following purposes:

1.	To consider and approve the Annual Report of the Company for the financial year ended December 31, 2009.

2.
To consider and approve the audited consolidated financial statements of the Company and its subsidiaries for the financial year ended December 31, 2009 including the report of the independent auditors of the Company thereon.

3.	To appoint external auditors of the Company to perform such services for the financial year 2010.

Finally, only shareholders of record as of the close of business on February 5, 2010 are entitled to receive notice of and to vote at the meeting.

The Board of Directors

March 1, 2010

Important: The prompt return of proxies will ensure that your shares will be voted. A self addressed envelope is enclosed for your convenience.

FORM FOR ELECTION FOR FULL FINANCIAL STATEMENTS REPORT

To:     Credicorp Ltd. (the “Company”)

Fax N°:  (511) 313-2121
Calle Centenario 156,
Las Laderas de Melgarejo,
Lima 12, Perú.

FULL FINANCIAL STATEMENTS FOR ANNUAL GENERAL MEETING OF THE COMPANY TO BE HELD ON MARCH 26, 2010.

I/We hereby confirm that I/we was/were a registered shareholder of the Company as of the close of business on February 5, 2010 and have duly received the Notice and Agenda issued by the Company on March 1, 2010 and I am entitled to attend the Annual General Meeting of Shareholders of the Company to be held on March 26, 2010.

I/We hereby elect to receive a copy of the full set of the audited consolidated financial statements of the Company for the financial year ended December 31, 2009 and the auditor’s opinion (the “Full Report”) to be dispatched via first-class airmail to the address specified below within nine (9) days from the date of receipt by the Company of the duly completed form herein, or distributed by electronic mail to the electronic mail address specified below.

I/We accept that the Company is not obligated to send the Full Report if the form is not duly completed or does not reach the Company before 12:00 noon (Peruvian time), on March 11, 2010, nor is the Company liable for any delay in the delivery or non-receipt of the Full Report whatsoever whether owing to any delay by or other fault of the postal or courier service employed by the Company to dispatch the Full Report or otherwise.  I/We accept the risk that the Full Report may not reach us prior to the commencement of the Annual General Meeting of Shareholders.

Name of Shareholder: _____________________
Mailing Address for the Full Report: ____________________

Electronic mail address: ___________________
Date:________________________________

Signed by the above Shareholder

Name:

YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY.

CREDICORP LTD.

To vote by mail, mark, sign and date your proxy card and return it in the enclosed postage-paid envelope.

69239

▼ FOLD AND DETACH HERE ▼

Please mark your votes as indicated in this example [X]

Mark Here for Address Change or Comments SEE REVERSE ☐

Signature ____________________ Signature ____________________ Date ____________

NOTE: Please sign as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.

You can now access your Credicorp Ltd. account online.

Access your Credicorp Ltd. account online via Investor ServiceDirect® (ISD).

BNY Mellon Shareowner Services, the transfer agent for Credicorp Ltd., now makes it easy and convenient to get current information on your shareholder account.

- View account status
- View certificate history
- View book-entry information
- View payment history for dividends
- Make address changes
- Obtain a duplicate 1099 tax form

Visit us on the web at http://www.bnymellon.com/shareowner/isd
For Technical Assistance Call 1-877-978-7778 between 9am-7pm
Monday-Friday Eastern Time

Investor ServiceDirect®
Available 24 hours per day, 7 days per week
TOLL FREE NUMBER: 1-800-370-1163

Choose **MLink℠** for fast, easy and secure 24/7 online access to your future proxy materials, investment plan statements, tax documents and more. Simply log on to **Investor ServiceDirect®** at www.bnymellon.com/shareowner/isd where step-by-step instructions will prompt you through enrollment.

▼ **FOLD AND DETACH HERE** ▼

CREDICORP LTD.
STANDING PROXY

The undersigned, being a shareholder of Credicorp Ltd. (the "Company"), a company incorporated and existing under the laws of Bermuda, hereby makes, constitutes and appoints Mr. Dionisio Romero P., or if Mr. Romero is not present Mr. Walter Bayly, with full power to appoint a nominee or nominees to act hereafter, from time to time, as the true and lawful attorney and proxy of the undersigned to vote as such person may deem fit all the shares in the Company held by the undersigned at all general meetings of the Company and any adjournments thereof or to take any action by written consent or by resolution in writing pursuant to Section 77A of the Companies Act 1981 of Bermuda with the same force and effect as the undersigned might or could do.

This proxy is valid from the date hereof until such time as specifically revoked by the undersigned by notice in writing to the Company. Notwithstanding the foregoing, the completion and return of this proxy will not preclude the undersigned from attending and voting at any general meeting of the Company should he or she so decide, except that his or her attendance shall not revoke this proxy for future general meetings.

Address Change/Comments (Mark the corresponding box on the reverse side)

BNY MELLON SHAREOWNER SERVICES
P.O. BOX 3550
SOUTH HACKENSACK, NJ 07606-9250

(Continued and to be marked, dated and signed, on the other side)

69239